     As filed with the Securities and Exchange Commission on March 4, 1997
                                                  REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             ______________________

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ______________________

                               HNC SOFTWARE INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                                     33-0248788
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)
                             ______________________

                          5930 CORNERSTONE COURT WEST
                        SAN DIEGO, CALIFORNIA 92121-3728
                                 (619) 546-8877
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                              ____________________

                               RAYMOND V. THOMAS
                            CHIEF FINANCIAL OFFICER
                               HNC SOFTWARE INC.
                          5930 CORNERSTONE COURT WEST
                        SAN DIEGO, CALIFORNIA 92121-3728
                                 (619) 546-8877
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                           KENNETH A. LINHARES, ESQ.
                            MICHAEL J. MCADAM, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA  94306

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, for a period of two years commencing on the effective date of this Registration Statement, or until the earlier sale of all shares registered hereunder.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____________

If delivery of the prospectus is
expected to be made pursuant to Rule 434, please check the following box. [ ]
                             _____________________
                        CALCULATION OF REGISTRATION FEE

                                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
-------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING             AMOUNT OF
      SECURITIES                REGISTERED             SHARE(1)              PRICE(1)             REGISTRATION  FEE
   TO BE REGISTERED
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001       1,367,196           $25.375            $34,692,598.50            $10,512.91
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on February 27, 1997.

                            _______________________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
   SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   ============================================================================

   PROSPECTUS

                    Subject to Completion - __________, 1997

                                1,367,196 SHARES

                               HNC SOFTWARE INC.

                                  COMMON STOCK

                               ($0.001 PAR VALUE)

         All of the 1,367,196 shares of Common Stock, $0.001 par value ("Common Stock") of HNC Software Inc. (the "Company") offered hereby (the "Shares") are being sold by the stockholders of the Company named herein under "Selling Stockholders" and may be offered for sale from time to time by and for the account of such stockholders (collectively, the "Selling Stockholders") as more fully described herein. The Company will not receive any proceeds from the sale of Shares offered hereby by the Selling Stockholders. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution." The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, during a period of time anticipated to be two years commencing on the effective date of the Registration Statement of which this Prospectus forms a part.

         The Common Stock is listed on the Nasdaq National Market under the symbol "HNCS." The shares of Common Stock offered hereby will be sold from time to time at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. On __________, 1997, the closing price per share of the Common Stock on the Nasdaq National Market was $________.

         The shares of Common Stock offered hereby were originally issued by the Company in a share exchange occurring on November 29, 1996 (the "Exchange") pursuant to which the Company acquired all of the outstanding shares and stock options of Retek Distribution Corporation ("Retek"). The shares of Common Stock offered hereby represent approximately 7.2% of the Company's currently outstanding Common Stock. The Selling Stockholders, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Shares, jointly or severally, from time to time on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). See "Selling Stockholders" and "Plan of Distribution." The Selling Stockholders, jointly and severally, reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made in the manner set forth above.

         The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions in the over- the-counter market, in the Nasdaq National Market or in privately negotiated transactions directly with the purchasers, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of the Shares by them and any discounts, concessions or commissions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. See "Plan of Distribution" for indemnification arrangements between the Company and the Selling Stockholders.

                              ___________________

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK
       FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS
 THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK
                                OFFERED HEREBY.

                              ___________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                                                                                                               PROCEEDS TO
                                                        PRICE TO THE      UNDERWRITING      PROCEEDS TO          SELLING
                                                         PUBLIC (1)         DISCOUNT          COMPANY        STOCKHOLDERS(1)
                                                         ----------         --------          -------        --------------
         PER SHARE . . . . . . . . . . . . . . . . .  see text above          none              none          see text above
         TOTAL . . . . . . . . . . . . . . . . . . .  see text above          none              none          see text above
-----------

(1) THE SHARES OF COMMON STOCK OFFERED HEREBY WILL BE SOLD FROM TIME TO TIME AT THE THEN-PREVAILING MARKET PRICES, AT PRICES RELATING TO PREVAILING MARKET PRICES OR AT NEGOTIATED PRICES. THE COMPANY WILL PAY EXPENSES OF REGISTRATION ESTIMATED AT $_________.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (located at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.

         The Company's Common Stock is quoted for trading on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated therein by reference, each such statement being qualified in all respects by such reference. A copy of the Registration Statement (and exhibits thereto) may be inspected, without charge, at the offices of the Commission in Washington, D.C. and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of the fees prescribed by the Commission.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Raymond V. Thomas, Chief Financial Officer, HNC Software Inc., 5930 Cornerstone Court West, San Diego, California 92121-3728; telephone number (619) 546-8877.

         No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission by the Company are hereby incorporated herein by reference:

(a) The Company's annual report on Form 10-K filed with the Commission for the fiscal year ended December 31, 1995.

(b) The Company's quarterly reports on Form 10-Q filed with the Commission for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

(c) The Company's current reports on Form 8-K filed with the Commission on September 12, 1996, December 12, 1996 and December 19, 1996 and Form 8-K/A-1 filed with the Commission on October 15, 1996.

(d) All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the fiscal year ended December 31, 1995 and prior to the termination of the offering contemplated hereby.

(e) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed with the Commission on May 26, 1995.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

         HNC Software Inc. develops, markets and supports intelligent client-server software solutions for mission-critical decision applications in real-time environments. HNC employs proprietary neural-network predictive models to convert existing data and business experiences into meaningful recommendations and actions. The Company has leveraged its client-server software architecture across a wide range of markets. Current HNC software products detect credit/debit card fraud (Falcon), manage merchant risk (Eagle), manage credit card profitability (ProfitMax), detect fraud in credit card applications (Falcon Sentry), credit card applications processing (Capstone), analyze multiple credit card portfolios (Falcon Select), automate lending decisions (Colleague), automate home valuation (AREAS), manage retail inventories (SkuPLAN) and provide management solutions to retailers (the Retek Merchandise Management System), extract information from customers' databases (DataBase Mining Workstation) and estimate loss reserves for workers' compensation insurance claims (MIRA). The Company also performs contract research and development using neural networks and other computational intelligence methods.

         The Company was founded in 1986 under the laws of California and was reincorporated in June 1995 under the laws of Delaware. The principal executive offices of the Company are located at 5930 Cornerstone Court West, San Diego, California 92121-3728, and its telephone number is (619) 546-8877. In this Prospectus, the term "HNC" or the "Company" refers to HNC Software Inc., a Delaware corporation, unless the context otherwise requires.

                                  RISK FACTORS

         In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus or in documents that are incorporated herein by reference.

         Potential Fluctuations in Quarterly Operating Results; Accumulated Deficit. The Company's quarterly revenues and operating results have varied significantly in the past and may do so in the future. Although to date a significant portion of the Company's revenues has come from monthly usage fees under long-term contracts, there can be no assurance that the Company will continue to realize such recurring revenues or that customers under such contracts would not seek to cancel such contracts if the Company's products were not competitive or did not achieve effective results. A significant portion of the Company's business has been derived from substantial orders placed by large organizations, and the timing of such orders has caused material fluctuations in the Company's operating results. The Company's expense levels are based in part on its expectations regarding future revenues and in the short term are fixed to a large extent. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, if anticipated revenues in any quarter do not occur or are delayed, the Company's operating results for that quarter would be disproportionately affected. The Company's operating results are also affected by seasonal trends. Such trends may include higher revenues in the third quarter and lower revenues in the fourth quarter as a result of fewer installations of the Falcon product scheduled during the fourth quarter when credit card activity is at peak levels. In addition, revenues of the Company's subsidiary, Risk Data Corporation, had historically been significantly higher in the third and fourth fiscal quarters, and relatively low in the first two fiscal quarters, due to the fact that a large number of Risk Data's existing licenses for its MIRA product renew in the third and fourth fiscal quarters. Operating results also may fluctuate due to factors such as the demand for the Company's products, product life cycles, the introduction and acceptance of new products and product enhancements by the Company or its competitors, changes in the mix of distribution channels through which the Company's products are offered, changes in the level of operating expenses, customer order deferrals in anticipation of new products, competitive conditions in the industry and economic conditions generally or in various industry segments.

         The Company expects quarterly fluctuations to continue for the foreseeable future. Accordingly, the Company believes that period-to- period comparisons of its financial results should not be relied upon as an indication of future performance. No assurance can be given that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

         Volatility of Stock Price. The Company's Common Stock has experienced very significant price volatility and such volatility may occur in the future. Factors such as announcements of the introduction of new products by the Company or its competitors, acquisitions of businesses or products by the Company and quarter-to-quarter variations in the Company's operating results, as well as market conditions in the technology and emerging growth company sectors, may have a significant impact on the market price of the Company's Common Stock. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock.

         Lengthy Sales Cycle. Due in part to the mission-critical nature of certain of the Company's applications, potential customers perceive high risk in connection with adoption of the Company's neural-network technology or other intelligent decision products marketed by the Company. As a result, customers have been cautious in making product acquisition decisions. In addition, the purchase of the Company's products involves a significant commitment of capital, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. Because of the lengthy sales cycle, if revenues forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company likely would not be able to generate revenues from alternate sources in time to compensate for the revenue shortfall. As a result, and due to the typical size of customers' orders, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results. In addition, the Company has entered into certain contracts for the development of new products for a fixed price. If the Company is not able to complete such developments for the contracted fees, it would realize losses on these contracts, which could have an adverse effect on quarterly results.

         Dependence on Emerging Technologies and Markets. All of the Company's software license and installation revenues in recent years have been attributable to sales of intelligent decision software solutions and services, and these products and services are currently expected to account for substantially all of the Company's future software license and installation revenues. The market for intelligent decision software solutions is still emerging. The rate at which businesses have adopted the Company's products has varied significantly by market and by product within each market, and the Company expects to continue to experience such variations with respect to its target markets and products in the future. The Company has announced or introduced several products, including AREAS and Colleague in the financial services market, Falcon Debit, Eagle, Falcon Select, ProfitMax, Capstone and Sentry in the electronic payments market and SkuPLAN, the Retek Merchandise Management System, the Retek Data Warehouse and ARI (Active Retail Intelligence) in the retail market. To date, none of these products has achieved any significant degree of market acceptance, and there can be no assurance that such products will ever be widely accepted. The Company has also recently taken actions to expand its product line into new markets and industries not previously addressed by the Company. On August 30, 1996 the Company acquired Risk Data Corporation, a company that develops intelligent decision software products for the workers' compensation insurance industry, including MIRA, a product for predicting loss reserves for workers' compensation insurance claims, CompCompare, a product that enables insurers to compare historical costs of workers' compensation insurance claims, and ProviderCompare, which allows insurers to compare the relative costs of health care providers with respect to treating workers' compensation injuries. On November 29, 1996, the Company also acquired Retek Distribution Corporation, a company that develops and markets merchandise management software products for retailers and their vendors. During fiscal 1996, the Company established Aptex Software Inc., a partially owned subsidiary that was formed to exploit certain text analysis technology that is being used to develop products for the Internet environment and other markets, such as the education market. The Company has limited experience in developing and marketing products for these new markets and industries and there can be no assurance that the Company will be successful in doing so. Although businesses in the Company's target markets have recognized the advantages of automation, many have developed automation systems internally rather than licensing them from outside vendors. There can be no assurance that the market for the Company's products will continue to develop or that the Company's products will be widely accepted. If the markets for the Company's new or existing products fail to develop, or develop more slowly than anticipated, the Company's sales would be negatively impacted, which would have a material adverse effect on the Company's business, financial condition and results of operations.

         Risks Associated with Technological Change and Delays in Developing New Products. The market for intelligent decision software solutions and other software products marketed by the Company is characterized by rapidly changing technology and improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems and database technology. The Company's success will depend upon its ability to maintain competitive technologies, enhance its current products and develop new products in a timely and cost-effective manner that meet changing market conditions, including evolving customer needs, new competitive product offerings, emerging industry standards and changing technology. For example, the rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as the Company, which develop software solutions that now may have to be designed to operate in Internet, intranet and other on-line environments. There can be no assurance that the Company will be able to develop and market, on a timely basis, if at all, product enhancements or new products that respond to changing market conditions or that will be accepted by customers. The Company has previously experienced significant delays in the development and introduction of new products and product enhancements, primarily due to difficulties with model development, which has in the past required multiple iterations, as well as difficulties with acquiring data and adapting to particular operating environments. The length of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered, although the Company believes that such delays have not had a material adverse effect on its business. Any significant delay in the completion of this or other new products, or the failure of such products, if and when installed, to achieve any significant degree of market acceptance, would have a material adverse effect upon the Company's business, financial condition and results of operations. Any failure by the Company to anticipate or to respond adequately to changing market conditions, or any significant delays in product development or introduction, could cause customers to delay or decide against purchases of the Company's products and would have a material adverse effect on the Company's business, financial condition and results of operations.

         Risks Associated with New Product Development. The Company's success depends upon its ability to enter new markets by developing new products on a timely and cost-effective basis. The Company's products often require customer data for decision model development and system installation. As a result, completion of new products may be delayed while the Company extracts sufficient amounts of statistically relevant data and develops the models. During this development process, the Company relies on its potential customers in the new market to provide data and to help train Company personnel in the use and meaning of the data in the specific industry. These relationships also assist the Company in establishing presence and credibility in the new market. There can be no assurance that these potential customers, most of which have significantly greater financial and marketing resources than the Company, will not compete with the Company in the future or will not otherwise discontinue their relationships with or support of the Company, either during development of the Company's products or thereafter. The failure by the Company to obtain adequate third-party support for new product development would have a material adverse effect on the Company's business, financial condition and results of operations.

         Software products as complex as those offered by the Company often contain undetected errors or failures when first introduced or as new versions are released. In addition, to the extent that new products of the Company may have to be developed to operate in new environments, such as the Internet, the possibility for program errors and failures may increase. There can be no assurance that, despite pre-release testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Competition. The market for intelligent decision software solutions and other software products marketed by the Company is intensely competitive and subject to rapid change. Competitors vary in size and in the scope of the products and services they offer. The Company encounters competition from a number of sources, including (i) other application software companies, (ii) management information systems departments of customers and potential customers, (iii) third-party professional services organizations, including without limitation consulting divisions of public accounting firms, (iv) hardware suppliers that bundle or develop complementary software, (v) network and service providers that seek to enhance their value-added services and (vi) neural-network tool suppliers. In the electronic payments market, the Company has experienced competition from Fair, Isaac & Co., Inc., Nestor, Inc., Neuralware Inc., NeuralTech Inc., International Business Machines Corporation ("IBM"), Visa International and others. In addition, Mastercard International is developing a computer model utilizing neural network technology for detecting credit card fraud that would compete with the Company's products. In the financial services market, the Company has experienced competition from Cogensys (a subsidiary of Policy Management Systems Corporation), Fannie Mae, Freddie Mac, PMI Mortgage Services Co., CLM Technologies, Ltd., Norwest Bank Minnesota, N.A., PSAR Systems, Inc. and others. In the retail market, the Company has experienced competition from Manugistics Group, Inc., IBM, SAP, JDA Software Group, Inc., PeopleSoft, Inc. and others. In the insurance market, the Company experiences competition primarily from NCCI, Corporate Systems and CSC Incorporated. Because there are relatively low barriers to entry, the Company expects to experience additional competition from other established and emerging companies. In addition, the Company's fraud detection product competes against other methods of preventing credit card fraud, such as card activation programs, credit cards that contain the cardholder's photograph, smart cards and other card authorization techniques. For example, Eastman Kodak announced a technology that digitally encodes the cardholder's photograph on the card for access by the issuing bank or merchant for fraud prevention. The introduction of these and other new technologies will result in increased competition for the Company and its products. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations.

         The Company believes that its products are currently priced at a premium when compared to its competitors' products. The market for the Company's products is highly competitive, and the Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. In particular, increased competition could reduce or eliminate such premiums and cause further price reductions. In addition, such competition could adversely affect the Company's ability to obtain new long-term contracts and renewals of existing long-term contracts on terms favorable to the Company. Any reduction in the price of the Company's products could materially adversely affect the Company's business, financial condition and results of operations.

         Some of the Company's current, and many of the Company's potential, competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. Also, the Company relies upon its customers to provide data and other support for the ongoing updating of the Company's models. There can be no assurance that its customers, most of which have significantly greater financial and marketing resources than the Company, will not compete with the Company in the future or will not otherwise discontinue their relationships with or support of the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

         Product Concentration; Dependence on Financial Institution Industry. Licenses and installation of the Company's Falcon product for credit card fraud detection have accounted for 52.4%, 59.9% and 35.7% of the Company's historical software license and installation revenues in each of 1994, 1995 and 1996 and are expected to continue to account for a substantial portion of the Company's software license and installation revenues for the foreseeable future. Continued market acceptance of Falcon will be affected by future product enhancements and future competition. In addition, it is possible that patterns of credit card fraud may change in a manner that the Company's Falcon product would not detect. Furthermore, Falcon customers are banks and related financial institutions. Accordingly, the Company's future success depends upon the capital expenditure budgets of such customers and the continued demand by such customers for Falcon products. The financial institution industry tends to be cyclical in nature, which may result in variations in demand for the Company's electronic payment products. In addition, there has been and continues to be consolidation in the financial institution industry, which in some cases has lengthened the sales cycle and may lead to reduced demand for the Company's products. The Company's operating results may in the future be subject to substantial period-to-period fluctuations as a consequence of such industry patterns and other factors affecting capital spending. In addition, as Falcon's share of the United States market for credit card fraud detection solutions has grown, it has become more important for the Company to increase its international sales of Falcon in order to increase Falcon revenues. Decline in demand for, or use of, Falcon, whether as a result of competition, technological change, change in fraud patterns, the cyclical nature of the financial institution industry, saturation of market demand, fluctuations in interest rates, industry consolidation or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations.

         Dependence on Data. The development and support of the Company's credit card fraud control and profitability management, loan underwriting, home valuation and insurance products require periodic model updates. The Company must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update its models. For example, in the electronic payments market, the data required by the Company are collected privately and maintained in proprietary databases. As a result, the Company and its Falcon and ProfitMax customers enter into agreements, pursuant to which customers agree to provide the data the Company requires to analyze transactions, report results and build new fraud detection and profitability models. For its AREAS home valuation product, the Company obtains data from commercial databases on available terms and conditions. Many of Risk Data's products use historical workers' compensation claims data obtained from its customers. In addition, the development of new and enhanced products also depends to a significant extent on the availability of sufficient amounts of statistically relevant data to enable the Company to develop models. For example, to expand the coverage of its AREAS product, the Company would be required to develop or obtain data on home sales in each county for which AREAS is marketed. There can be no assurance that the Company will be able to continue to obtain adequate amounts of statistically relevant data on a timely basis, in the required formats or on reasonable terms and conditions, whether from customers or commercial suppliers. Any such failure could have a significant negative impact on existing product performance and new product development, which would have a material adverse effect on the Company's business, financial condition and results of operations.

         Customer Concentration; Government Concentration Risks. Product licenses to First Data Resources, Inc., the largest provider of credit card charge receipt processing services to banks, accounted for 11.6%, 12.4% and 11.4% of the Company's total historical revenues during 1994, 1995 and 1996, respectively. United States Government contracts accounted for 11.3%, 7.3% and 3.0% of the Company's total revenues during 1994, 1995 and 1996, respectively. The loss of First Data Resources, Inc. as a customer for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, approximately one-third of Retek's sales of its Merchandise Management System were referred to Retek by Andersen Consulting LLP. The loss or deterioration of Retek's relationship with Andersen Consulting LLP would have a material adverse effect on Retek's results of operations. Over the past two years, in excess of 90% of the Company's total revenues from the United States Government were derived from research projects performed for various government defense agencies and companies under contract to such agencies. Any change in the pattern of government spending, reduced demand from the defense industry or the loss of any of the Company's major government contracts would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, United States Government contracts may subject the Company to risks that are not typically present in commercial contracts, such as retroactive price adjustments and potential penalties, and are terminable at the convenience of the government. Although the Company has not experienced any material cancellations in the past, there can be no assurance that such cancellations will not occur in the future. Also, because many of the Company's government contracts were awarded under programs available only to certain small businesses, the Company may not be eligible for additional contracts under such programs in the future.

         Acquisitions. On August 30, 1996 the Company consummated its acquisition of Risk Data Corporation, a company based in Irvine, California that is engaged in the business of developing and marketing proprietary software decision products for use in the insurance industry. In addition, on November 29, 1996, the Company consummated its acquisition of Retek Distribution Corporation, a company that develops and markets merchandise management products for retailers and their vendors. The Company anticipates that in the future it will continue to consider other acquisitions of businesses in order to expand the markets served by the Company and to acquire complementary technologies, products and personnel. The acquisitions of Risk Data Corporation and Retek Distribution Corporation, as well as other potential future acquisitions, will require the Company to successfully manage and integrate such acquired businesses and their personnel, which may be located in diverse geographic locations and will also require the Company to successfully develop and market products to new industries and markets with which the Company may not be familiar. Failure of the Company to successfully integrate and manage acquired businesses and to retain their employees, and to successfully address new industries and markets associated with such acquired businesses, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the acquisitions of Risk Data Corporation and Retek Distribution Corporation have been accounted for as a pooling of interests, there can be no assurance that future acquisitions will not be accounted for as purchases, resulting in potential charges that may adversely affect the Company's earnings. Additional acquisitions may also involve the issuance of shares of the Company's stock to owners of acquired businesses, resulting in dilution in the percentage of the Company's stock owned by other stockholders.

         Risks Associated with Managing Growth. In recent years, the Company has experienced changes in its operations that have placed significant demands on the Company's administrative, operational and financial resources. The growth in the Company's customer base and expansion of its product functionality have challenged, and are expected to continue to challenge, the Company's management and operations, including its sales, marketing, customer support, research and development and finance and administrative operations. The Company's future performance will depend in part on its ability to manage change, both in its domestic and international operations, and to adapt its operational and financial control systems if necessary, to respond to changes in its business. The failure of the Company's management to respond to and manage changing business conditions effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

         Risks Associated with Recruiting and Retaining Qualified Personnel. The Company's success depends to a significant degree upon the continued service of members of the Company's senior management and other key research, development, sales and marketing personnel. Accordingly, the loss of any of the Company's senior management or key research, development, sales or marketing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Only Michael Thiemann, President of the Company's Aptex subsidiary, Mark Hammond, President of Risk Data Corporation and John Buchanan, President of Retek Distribution Corporation, are subject to employment agreements with the Company; however, there can be no assurance that such agreements will result in the retention of these employees for any significant period of time. In particular, as of February 1, 1997, Neil Thall, former President of the Company's wholly-owned subsidiary, Neil Thall Associates, Inc., terminated his employment with the Company, though he is continuing to serve as a consultant to the Company on a temporary basis. The Company believes that its future success will depend upon its ability to attract and retain highly skilled managerial, research, development, sales and marketing personnel, for whom competition is intense.
In particular, in the past, the Company has experienced difficulty in recruiting a sufficient number of qualified sales and technical employees, although the Company believes that such difficulties have not had a material adverse effect on historical operating results. In addition, competitors may attempt to recruit the Company's key employees. There can be no assurance that the Company will be successful in attracting, assimilating and retaining such personnel, and the failure to attract, assimilate and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

         Risks Associated with International Sales. In 1994, 1995 and 1996, international sales (including sales in Canada) represented approximately 11.4%, 17.9% and 23.5% of the Company's total revenues, respectively. The Company intends to continue to expand its operations outside the United States and to enter additional international markets, including the addition of sales and support offices in Europe and Japan where the Company has recently established an office, which will require significant management attention and financial resources. For certain products, such as Falcon, the Company may need to increase international sales in order to continue to expand the product's customer base. The Company also expects that its Retek subsidiary may derive a substantial amount of its revenue from foreign sales to customers in Europe and Australia. The Company has committed and continues to commit significant time and development resources to customizing its products for selected international markets and to developing international sales and support channels. There can be no assurance that the Company's efforts to develop databases and models for targeted international markets or to develop international sales and support channels will be successful. The failure of such efforts could have a material adverse effect on the Company's business, financial condition and results of operations. International sales are subject to inherent risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burdens of complying with a variety of foreign laws, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences and political and economic instability. The Company's export sales are currently denominated predominately in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. In the future, if more of the Company's export sales are denominated in local currencies, foreign currency translations may contribute to significant fluctuations in the Company's business, financial condition and results of operations. If for any reason exchange or price controls or other restrictions on foreign currencies are imposed, the Company's business, financial condition and results of operations could be materially adversely affected. As the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

         Risks Associated With Changing Regulatory Environment. The Company's customers are subject to a number of government regulations and certain other industry standards with which the Company's products must comply. For example, the Company's financial services products are affected by Regulation B promulgated under the Equal Credit Opportunity Act, by regulations governing the extension of credit to consumers and by Regulation E promulgated under the Electronic Fund Transfers Act governing the transfer of funds from and to consumer deposit accounts, as well as VISA and MasterCard electronic payment standards. In the mortgage services market, the Company's products are affected by regulations such as Fannie Mae and Freddie Mac regulations for conforming loans, Uniform Standards of Professional Appraisal Practice and appraisal standards for federally insured institutions under the Financial Institutions Reform, Recovery and Enforcement Act. In addition, recent regulatory initiatives have restricted the availability of bank and credit bureau data, reflecting a consumer privacy trend that could limit the Company's ability to obtain or use certain credit-related data. In addition, it is possible that insurance-related regulations may in the future apply to Risk Data's products. To the extent that the Company sells new products targeted to markets that include regulated industries and businesses, the Company's products will need to comply with these additional regulations. Any failure of the Company's products to comply with existing or new regulations and standards could result in legal action against the Company or its customers by regulatory authorities or by third parties, including actions seeking civil or criminal penalties, injunctions against the Company's use of data or civil damages, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may also be liable to its customers for failure of its products to comply with such regulatory requirements. Furthermore, changes to these regulations and standards or the adoption of new regulations or standards that affect the Company's products could affect the performance of such products and have a material adverse effect on the Company's business, financial condition and results of operations.

         Protection of Intellectual Property. The Company relies on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect its proprietary rights. As of February 1, 1996, the Company and its subsidiaries owned six issued United States patents and had four United States patent applications pending. The Company has applied for additional patents for its Falcon technology in Canada, Europe and Japan. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. As part of its confidentiality procedures, the Company generally enters into invention assignment and proprietary information agreements with its employees and independent contractors and nondisclosure agreements with its distributors, corporate partners and licensees, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise to obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, to ensure that customers will not be adversely affected by an interruption in the Company's business, the Company places source code for certain of its products into escrow, which may increase the likelihood of misappropriation or other misuse of the Company's intellectual property. Moreover, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries in which the Company has done and may do business. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not develop similar technology independently. The Company frequently develops technologies under research projects conducted under agreements with various United States Government agencies or subcontractors to such agencies. Although the Company often acquires certain commercial rights to such technologies, the United States Government typically retains ownership of certain intellectual property rights and licenses in the technologies developed by the Company under such contracts, and in some cases can terminate the Company's rights in such technologies if the Company fails to commercialize them on a timely basis. In addition, under certain United States Government contracts, the results of the Company's research may be made public by the government, which could limit the Company's competitive advantage with respect to future products based on such research.

         Infringement of Proprietary Rights. In the past, the Company has received communication from third parties asserting that Company trademarks infringe other parties' trademarks, and given the Company's ongoing efforts to develop and market new technologies and products, there can be no assurance that in the future the Company will not receive communications from third parties asserting that the Company's products infringe, or may infringe, third parties' intellectual property rights, including but not limited to patents.
If as a result of such claims the Company were precluded from using certain technologies or intellectual property rights, there can be no assurance that licenses to such disputed third-party technology or intellectual property rights would be available on reasonable commercial terms, if at all. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation is resolved in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology, and the court might invalidate the Company's patents, trademarks or other proprietary rights. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially and adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend and could materially and adversely affect the Company's business, financial condition and results of operations.

         Control by Principal Stockholders, Officers and Directors. On January 31, 1997, the Company's known 5% stockholders, officers and directors owned approximately 26.3% of the Company's outstanding Common Stock. As a result, such persons will likely have the ability to control the vote on matters submitted to stockholders for approval (including the election of all directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Selling Stockholders."

         Factors Inhibiting Takeover. The Board of Directors is authorized to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any

"interested stockholder" as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in control of the Company.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of February 28, 1997 by each Selling Stockholder named below. Each of the Selling Stockholders named below acquired the shares of the Company's Common Stock offered hereby in a private transfer of such shares from a party who originally acquired such Shares from the Company in the Exchange. Except as described below, no Selling Stockholder has had any position, office or other material relationship with the Company within the past three years. The following table assumes that each Selling Stockholder sells all of the shares held by such Selling Stockholder in this offering. However, the Company is unable to determine the exact number of shares that will actually be sold or when or if such sales will occur. The Company will not receive the proceeds of any shares of Common Stock sold pursuant to this Prospectus.

         Certain assignees of the Selling Stockholders, if any, who acquire shares of Common Stock of the Company from a Selling Stockholder and satisfy certain conditions are entitled to the same registration rights as the named Selling Stockholders. If any such assignee wishes to sell shares hereunder, this Prospectus will be amended or supplemented to name such assignee as a Selling Stockholder.

         The Selling Stockholders have advised the Company that each of them is the beneficial owner (within the meaning of such term in Rule 13d-3 promulgated under the Exchange Act) of their respective Shares being offered hereby.


                                                       Shares Beneficially                                   Shares Beneficially
                                                     Owned Prior to Offering                               Owned After Offering (4)
                                                     -----------------------                               ---------------------
                                                                                      Shares Being
 Name                                                Number         Percent(3)          Offered            Number           Percent
 ----                                                ------         -------             -------            ------           -------
 Miurkirk Investments Ltd. (1)                      1,162,117         6.1%             1,162,117            --                --
   4th Floor, 33 Reid Street
   Hamilton, Bermuda
 Oyster Pursuits Ltd. (2)                             205,079         1.1%               205,079            --                --
   4th Floor, 33 Reid Street
   Hamilton, Bermuda

-----------------


(1) To the Company's knowledge, all the outstanding stock of Miurkirk Investments Ltd. ("Miurkirk") is owned by the Mulberry Trust. The Mulberry Trust (whose address is c/o St. George's Trust Company Limited, P. O. Box HM 3051, Hamilton AMX Bermuda) was the original record owner of the shares shown as being beneficially owned by Miurkirk in the above table. Such shares were originally issued by the Company to the Mulberry Trust in the Exchange and were subsequently transferred from the Mulberry Trust to Miurkirk. To the Company's knowledge, the beneficiaries of the Mulberry Trust are relatives of John Buchanan, the President of the Company's Retek subsidiary.

(2) To the Company's knowledge, all the outstanding stock of Oyster Pursuits Ltd. ("Oyster") is owned by the Kulmor Trust. The Kulmor Trust (whose address is c/o St. George's Trust Company Limited, P. O. Box HM 3051, Hamilton AMX Bermuda) was the original record owner of the shares shown as being beneficially owned by Oyster in the above table. Such shares were originally issued by the Company to the Kulmor Trust in the Exchange and were subsequently transferred from the Kulmor Trust to Oyster. To the Company's knowledge, the beneficiaries of the Kulmor Trust are relatives of Christopher Coats, an employee of the Company's Retek subsidiary.

(3) Based on the 19,158,802 shares of the Company that were outstanding on January 31, 1997.

(4) As noted above, the number of shares beneficially owned after the offering shown in the above table assumes that each Selling Stockholder sells all of the shares held by such Selling Stockholder in this offering; however, the Company is unable to determine the number of shares, if any, that will actually be sold by any Selling Stockholder or when or if such sales will occur.

                                USE OF PROCEEDS

         The proceeds from the sale of the Shares offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

         In connection with the Exchange, each of the Selling Stockholders entered into a Registration Rights Agreement (the "Agreement") with the Company. The Registration Statement of which this Prospectus forms a part has been filed pursuant to the Agreement. To the Company's knowledge, no Selling Stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered hereby, nor does the Company know the identity of the brokers or market makers that will participate in the offering.

         The shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders or by pledgees, donees, transferees and other successors in interest. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following: (a) a block trade in which the broker-dealer engaged by the Selling Stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Company has been advised by the Selling Stockholders that they have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

         In connection with distributions of the shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholder may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this Prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 145 may be sold under Rule 144 or Rule 145 rather than pursuant to this Prospectus.

         All costs, expenses and fees in connection with the registration of the shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Under the Agreement, the Company and the Selling Stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

         The Selling Stockholders have advised the Company that, during such time as they may be engaged in a distribution of the shares of Common Stock included herein, they will comply with Rules 10b-6 and 10b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in connection therewith, the Selling Stockholders have agreed not to engage in any stabilization activity in connection with any securities of the Company, to furnish copies of this Prospectus to each broker-dealer through which the shares of Common Stock included herein may be offered, and not to bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. The Selling Stockholders have also agreed to inform the Company and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

         Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         The Agreement provides that the Registration Statement of which this Prospectus forms a part will remain effective for a period of two years commencing on the later of (i) the effective date of such Registration Statement or (ii) the first date on which the Registrant publicly releases financial information that include at least thirty (30) days of post-Exchange combined operating results of the Company and Retek Distribution Corporation (such two-year period being hereinafter called the "Effectiveness Period"). Notwithstanding the foregoing, upon the occurrence of certain events the Company may suspend use of this Prospectus. Pursuant to the Agreement, no Selling Stockholder may sell any of the shares of Common Stock offered hereby without first submitting a written notice to the Company (the "Notice of Resale"). The Company must notify the Selling Stockholder as soon as practicable, but in no event more than seven (7) business days after receipt of the Notice of Resale, whether it believes this Prospectus is current (with the Company using the seven (7) business day period to supplement this Prospectus or make an appropriate filing under the Exchange Act) or should be amended prior to use in connection with such sale (with the Company amending the Registration Statement of which this Prospectus forms a part as soon as practicable). Once the Company has notified the Selling Stockholders that this Prospectus is available for use, the Selling Stockholders who made the request will have 30 days (a "Permitted Window") within which to sell shares of Common Stock pursuant to this Prospectus. Pursuant to the Agreement, there will be a maximum of three Permitted Windows for the Selling Stockholders in each of the first 12 months and the second 12 months of the Effectiveness Period and there will be at least a 60- day interval between any two Permitted Windows. Under certain circumstances, no more than two times during each of the 1997 and 1998 calendar years (and not more than once for each six-month period that the Effectiveness Period is extended as a result of a postponement as herein described), the Company is permitted to postpone the commencement of a Permitted Window for up to 60 days after receipt of a Notice of Resale; provided, however, that if the Company so postpones a Permitted Window, the Effectiveness Period shall be extended by a period of time equal to the period of postponement. No Permitted Window will commence until after the publication of financial statements of the Company that include at least 30 days of post-Exchange combined operating results of the Company and Retek Distribution Corporation. In addition, the Agreement provides that the Selling Stockholders, collectively, may not sell pursuant to this Prospectus, during any calendar quarter, an amount of Common Stock which, in the aggregate, exceeds three percent (3%) of the outstanding shares of the Company's Common Stock, as indicated in the Company's then most recent published report.

         This offering will terminate as to each Selling Stockholder on the earlier of (a) the period described in the previous paragraph during which the Company is required to maintain the effectiveness of the Registration Statement of which this Prospectus forms a part; or (b) the date on which all shares offered hereby have been sold by the Selling Stockholders. There can be no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered hereby.

         Pursuant to an Escrow Agreement between the Company and the Selling Stockholders, a total of 136,718 of the Shares will be held in an escrow until November 29, 1997 in order to secure certain indemnification obligations of the Selling Stockholders to the Company under the Exchange Agreement pursuant to which the Shares were issued. Shares held in escrow may not be sold or transferred without the Company's consent.

         The Company has agreed to pay its expenses of registering the Shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the Selling Stockholders will bear their pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such Selling Stockholders.

         The Company and the Selling Stockholders have agreed to indemnify each other and certain other related parties for certain liabilities in connection with the registration of the Shares offered hereby.

         Upon the occurrence of any of the following events, this Prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made: (a) to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, such price would be set forth in the Prospectus, (b) if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements would be described in the Prospectus, (c) if a Selling Stockholder sells to a broker-dealer acting in the capacity as an underwriter, such broker-dealer will be identified in the Prospectus and (d) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus.

                                 LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306. Members of the firm of Fenwick & West LLP own an aggregate of 3,314 shares of Common Stock of the Company.

                                    EXPERTS

         The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               HNC SOFTWARE INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                              Page
                                                                              ----

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . .    F-2

Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . .    F-3

Consolidated Statement of Income  . . . . . . . . . . . . . . . . . . . . .    F-3

Consolidated Statement of Cash Flows  . . . . . . . . . . . . . . . . . . .    F-5

Consolidated Statement of Changes in Stockholders' Equity (Deficit) . . . .    F-6

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . .    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Stockholders of HNC Software Inc.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity (deficit) present fairly, in all material respects, the financial position of HNC Software Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE LLP



San Diego, California
January 21, 1997

                               HNC SOFTWARE INC.
                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                          DECEMBER 31,
                                                                                      --------------------
                                                                                       1996         1995
                                                   ASSETS

Current assets:
    Cash and cash equivalents     . . . . . . . . . . . . . . . . . . . . .            $7,517      $20,583
    Investments available for sale    . . . . . . . . . . . . . . . . . . .             7,353       14,590
    Accounts receivable, net    . . . . . . . . . . . . . . . . . . . . . .            19,468        6,996
    Current portion of deferred income taxes    . . . . . . . . . . . . . .             6,400        1,702
    Other current assets    . . . . . . . . . . . . . . . . . . . . . . . .             1,869        1,561
                                                                                     ---------  ----------
         Total current assets   . . . . . . . . . . . . . . . . . . . . . .            42,607       45,432
Investments available for sale    . . . . . . . . . . . . . . . . . . . . .            19,375        8,336
Deferred income taxes, less current portion   . . . . . . . . . . . . . . .            22,966          346
Property and equipment, net   . . . . . . . . . . . . . . . . . . . . . . .             5,966        3,991
Other assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             3,305          842
                                                                                     ---------  ----------
                                                                                       $94,219     $58,947
                                                                                     =========  ==========





                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable    . . . . . . . . . . . . . . . . . . . . . . . . . .         $   3,270    $   1,434
    Accrued liabilities     . . . . . . . . . . . . . . . . . . . . . . . .             4,058        2,818
    Deferred revenue    . . . . . . . . . . . . . . . . . . . . . . . . . .             3,377        2,101
    Bank line of credit     . . . . . . . . . . . . . . . . . . . . . . . .              -           2,195
    Other current liabilities     . . . . . . . . . . . . . . . . . . . . .               418          827
                                                                                     ---------  ----------
         Total current liabilities    . . . . . . . . . . . . . . . . . . .            11,123        9,375
                                                                                     ---------  ----------
Notes payable to stockholders   . . . . . . . . . . . . . . . . . . . . . .              -           1,000
                                                                                     ---------  ----------
Other non-current liabilities   . . . . . . . . . . . . . . . . . . . . . .               683          659
                                                                                     ---------  ----------

Commitments and contingencies (Notes 6 and 11)

Stockholders' equity:
    Preferred stock, $0.001 par value - 4,000 shares authorized:
         no shares issued or outstanding    . . . . . . . . . . . . . . . .              -            -
    Common stock, $0.001 par value - 50,000 and 40,000 shares authorized:
         19,126 and 17,892 shares issued and outstanding, respectively    .                 19          18
    Paid-in capital     . . . . . . . . . . . . . . . . . . . . . . . . . .             83,554      55,334
                                                                                     ---------  ----------

    Unrealized (loss) gain on investments available for sale    . . . . . .                (59)         92
    Foreign currency translation adjustment     . . . . . . . . . . . . . .                 54           -
    Accumulated deficit     . . . . . . . . . . . . . . . . . . . . . . . .             (1,155)     (7,531)
                                                                                     ---------  ----------
         Total stockholders' equity   . . . . . . . . . . . . . . . . . . .             82,413      47,913
                                                                                     ---------  ----------
                                                                                       $94,219     $58,947
                                                                                    ==========  ==========









          See accompanying notes to consolidated financial statements.

                               HNC SOFTWARE INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                              YEAR ENDED DECEMBER 31,
                                                                          --------------------------------
                                                                             1996       1995        1994
                                                                          --------------------------------
Revenues:
    Software license and installation     . . . . . . . . . . .             $42,705     $21,526    $13,023
    Contracts and other     . . . . . . . . . . . . . . . . . .              11,128       9,146      7,651
                                                                          ---------   ---------   --------
         Total revenues   . . . . . . . . . . . . . . . . . . .              53,833      30,672     20,674
                                                                          ---------   ---------   --------

Operating expenses:
    Software license and installation     . . . . . . . . . . .              11,411       5,934      4,847
    Contracts and other     . . . . . . . . . . . . . . . . . .               7,694       6,894      5,040
    Research and development    . . . . . . . . . . . . . . . .              13,271       6,581      4,344
    Sales and marketing     . . . . . . . . . . . . . . . . . .              10,705       6,422      3,603
    General and administrative    . . . . . . . . . . . . . . .               6,634       3,699      2,591
                                                                          ---------   ---------   --------
         Total operating expenses   . . . . . . . . . . . . . .              49,715      29,530     20,425
                                                                          ---------   ---------   --------
Operating income    . . . . . . . . . . . . . . . . . . . . . .               4,118       1,142        249
Interest and other income   . . . . . . . . . . . . . . . . . .               2,128         834        156
Interest expense    . . . . . . . . . . . . . . . . . . . . . .                (478)       (428)      (312)
                                                                          ---------   ---------   --------
             Income before income tax benefit   . . . . . . . .               5,768       1,548         93
Income tax benefit    . . . . . . . . . . . . . . . . . . . . .                (608)       (575)      (455)
                                                                          ---------   ---------   --------
             Net income   . . . . . . . . . . . . . . . . . . .             $ 6,376     $ 2,123    $   548
                                                                          =========   =========   ========

Pro forma net income per share    . . . . . . . . . . . . . . .                         $   .13    $   .04
                                                                                      =========   ========

Shares used in computing pro forma net income per share . . . .                          16,901     13,870
                                                                                      =========   ========


Net income per share    . . . . . . . . . . . . . . . . . . . .             $   .31
                                                                          =========

Shares used in computing net income per share   . . . . . . . .              20,367









          See accompanying notes to consolidated financial statements.

                               HNC SOFTWARE INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     DECEMBER 31,
                                                                         ---------------------------------
                                                                            1996        1995       1994
                                                                         ---------------------------------
  Cash flows from operating activities:
    Net income    . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  6,376    $  2,123  $     548
    Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
         Depreciation and amortization    . . . . . . . . . . . . . . .       3,344       1,589        629
         Changes in assets and liabilities:
             Accounts receivable, net   . . . . . . . . . . . . . . . .     (10,100)     (1,393)    (1,754)
             Other assets   . . . . . . . . . . . . . . . . . . . . . .      (1,178)       (664)    (1,348)
             Deferred income taxes    . . . . . . . . . . . . . . . . .      (1,332)     (1,548)      -
             Accounts payable   . . . . . . . . . . . . . . . . . . . .       1,836         658        139
             Accrued liabilities    . . . . . . . . . . . . . . . . . .         625       1,756        390
             Deferred revenue   . . . . . . . . . . . . . . . . . . . .       1,472       1,337        (92)
             Other liabilities    . . . . . . . . . . . . . . . . . . .        (402)       -           280
                                                                         ----------  ---------- ----------
                 Net cash provided by (used in) operating activities            641       3,858     (1,208)
                                                                         ----------  ---------- ----------

Cash flows from investing activities:
    Purchases of investments    . . . . . . . . . . . . . . . . . . . .     (26,113)    (28,666)    (7,134)
    Maturities of investments     . . . . . . . . . . . . . . . . . . .      18,125       4,182      6,000
    Proceeds from sale of investments     . . . . . . . . . . . . . . .       3,707       2,467       -
    Acquisitions of property and equipment    . . . . . . . . . . . . .      (3,853)     (1,947)    (1,534)
                                                                         ----------  ---------- ----------
                 Net cash used in investing activities    . . . . . . .      (8,134)    (23,964)    (2,668)
                                                                         ----------  ---------- ----------

Cash flows from financing activities:
    Net proceeds from issuances of common stock     . . . . . . . . . .       1,935      33,726         10
    Net proceeds from issuance of preferred stock     . . . . . . . . .        -            -        4,949
    Tax benefit from stock options    . . . . . . . . . . . . . . . . .         896         800       -
    Proceeds under bank line of credit    . . . . . . . . . . . . . . .         309       1,085      3,255
    Repayments under bank line of credit    . . . . . . . . . . . . . .      (2,504)       (265)    (2,890)
    Proceeds from issuances of notes payable to stockholders    . . . .        -          1,000       -
    Repayment of notes payable to stockholders    . . . . . . . . . . .      (1,000)       -          -
    Repayment of debt from asset purchases    . . . . . . . . . . . . .      (4,710)       -          -
    Capital lease payments    . . . . . . . . . . . . . . . . . . . . .        (553)       (502)      (304)
    Proceeds from issuances of bank notes payable     . . . . . . . . .       1,999        -           603
    Repayments of bank notes payable    . . . . . . . . . . . . . . . .      (1,999)       (687)      (348)
                                                                         ----------  ---------- ----------
                 Net cash (used in) provided by financing activities         (5,627).    35,157      5,275
                                                                         ----------  ---------- ----------

Effect of exchange rate changes on cash   . . . . . . . . . . . . . . .          54        -         -   .
                                                                         ----------  ---------- ----------
Net (decrease) increase in cash and cash equivalents    . . . . . . . .     (13,066)     15,051      1,399
Cash and cash equivalents at beginning of period    . . . . . . . . . .      20,583       5,532      4,133
                                                                         ----------  ---------- ----------

Cash and cash equivalents at end of period    . . . . . . . . . . . . .  $    7,517  $   20,583 $    5,532
                                                                         ==========  ========== ==========


SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Assets purchased through issuance of debt     . . . . . . . . . . .  $    4,710    $      - $        -
                                                                         ==========  ========== ==========
    Acquisitions of property and equipment under capital leases     . .  $      344  $      411 $    1,128
                                                                         ==========  ========== ==========
    Conversion of preferred stock     . . . . . . . . . . . . . . . . .  $        -  $   13,518 $        -
                                                                         ==========  ========== ==========
    Accretion of dividends on mandatorily redeemable convertible
         preferred stock    . . . . . . . . . . . . . . . . . . . . . .  $        -  $      348  $     717
                                                                         ==========  ========== ==========

SUPPLEMENTAL CASH FLOW DISCLOSURE:
    Interest paid     . . . . . . . . . . . . . . . . . . . . . . . . .  $      448  $      390 $      305
                                                                         ==========  ========== ==========
    Income taxes paid     . . . . . . . . . . . . . . . . . . . . . . .  $       50  $      144 $       30
                                                                         ==========  ========== ==========



          See accompanying notes to consolidated financial statements.

                               HNC SOFTWARE INC.
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)


                                                               PREFERRED STOCK
                                              -------------------------------------------------
                                                     SERIES A               SERIES E           COMMON STOCK      PAID-IN
                                                SHARES      AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT   CAPITAL
                                               -------     -------    -------    -------    -------    -------   --------
BALANCE AT DECEMBER 31, 1993  . . . . . . . .     380        $  -          -      $  -        3,730     $  4     $  6,302
Common stock options exercised  . . . . . . .                                                    40                    10
Issuance of Series E preferred stock,
    net of issuance costs   . . . . . . . . .                          1,282          1                             4,948
Accretion of dividends  . . . . . . . . . . .                                                                        (717)
Net income  . . . . . . . . . . . . . . . . .
                                               -------     -------    -------    -------    -------    -------   --------
BALANCE OF DECEMBER 31, 1994  . . . . . . . .      380           -      1,282          1      3,770          4     10,543
Common stock options exercised  . . . . . . .                                                   207                    85

Accretion of dividends  . . . . . . . . . . .                                                                        (348)
Issuance of common stock in initial public
    offering, net of issuance costs   . . . .                                                 2,376          2     14,329
Conversion of convertible preferred
    stock into common stock   . . . . . . . .     (380)                (1,282)        (1)     8,956          9     10,618
Issuance of common stock in secondary
    public offering, net of issuance costs                                                    1,116          2     19,184
Issuance of common stock at inception
    of Retek (Note 2)   . . . . . . . . . . .                                                 1,367          1         (1)
Tax benefit from stock option transactions  .                                                                         800
Unrealized gain on investments available
    for sale    . . . . . . . . . . . . . . .
Stock warrant exercised   . . . . . . . . . .                                                   100                   124
Net income  . . . . . . . . . . . . . . . . .
                                               -------     -------    -------    -------    -------    -------    -------
BALANCE AT DECEMBER 31, 1995  . . . . . . . .        -           -          -          -     17,892         18     55,334
Common stock options exercised  . . . . . . .                                                 1,140          1      1,095
Common stock issued for Employee Stock
    Purchase Plan   . . . . . . . . . . . . .                                                    94                   839
Tax benefit from stock option transactions  .                                                                       7,889
Tax benefit from Retek taxable pooling
    (Note 9)  . . . . . . . . . . . . . . . .                                                                      18,397
Unrealized loss on investments available
    for sale    . . . . . . . . . . . . . . .
Foreign currency translation adjustment   . .
Net income  . . . . . . . . . . . . . . . . .
                                               -------     -------    -------    -------    -------    -------    -------

BALANCE AT DECEMBER 31, 1996  . . . . . . . .      -       $     -          -     $    -     19,126        $19    $83,554
                                               =======     =======    =======    =======    =======    =======    =======



                                                    UNREALIZED
                                                  (LOSS) GAIN ON    FOREIGN                     TOTAL
                                                   INVESTMENTS     CURRENCY                  STOCKHOLDERS'
                                                    AVAILABLE      TRANSLATION  ACCUMULATED     EQUITY
                                                    FOR SALE       ADJUSTMENT   (DEFICIT)     (DEFICIT)
                                                    --------       ----------   --------      ---------
BALANCE AT DECEMBER 31, 1993  . . . . . . . .        $  -           $  -        $(13,094)      $ (6,788)
Common stock options exercised  . . . . . . .                                                        10
Issuance of Series E preferred stock,
    net of issuance costs   . . . . . . . . .                                                     4,949
Accretion of dividends  . . . . . . . . . . .                                                      (717)
Net income  . . . . . . . . . . . . . . . . .                                        548            548
                                                    --------       ----------    -------        -------
BALANCE OF DECEMBER 31, 1994  . . . . . . . .              -                -    (12,546)        (1,998)
Common stock options exercised  . . . . . . .                                                        85
Accretion of dividends  . . . . . . . . . . .                                                      (348)
Issuance of common stock in initial public
    offering, net of issuance costs   . . . .                                                    14,331
Conversion of convertible preferred
    stock into common stock   . . . . . . . .                                      2,892         13,518
Issuance of common stock in secondary
    public offering, net of issuance costs                                                       19,186
Issuance of common stock at inception
    of Retek (Note 2)   . . . . . . . . . . .                                                         -
Tax benefit from stock option transactions  .                                                       800
Unrealized gain on investments available
    for sale    . . . . . . . . . . . . . . .               92                                       92
Stock warrant exercised   . . . . . . . . . .                                                       124
Net income  . . . . . . . . . . . . . . . . .                                      2,123          2,123
                                                      --------     ----------    -------        -------
BALANCE AT DECEMBER 31, 1995  . . . . . . . .               92              -     (7,531)        47,913
Common stock options exercised  . . . . . . .                                                     1,096
Common stock issued for Employee Stock
    Purchase Plan   . . . . . . . . . . . . .                                                       839
Tax benefit from stock option transactions  .                                                     7,889
Tax benefit from Retek taxable pooling
    (Note 9)  . . . . . . . . . . . . . . . .                                                    18,397
Unrealized loss on investments available
    for sale    . . . . . . . . . . . . . . .            (151)                                    (151)
Foreign currency translation adjustment   . .                             54                        54
Net income  . . . . . . . . . . . . . . . . .                                     6,376          6,376
                                                     --------     ----------    -------        -------

BALANCE AT DECEMBER 31, 1996  . . . . . . . .            $(59)          $ 54    $(1,155)       $82,413
                                                     ========     ==========    =======        =======




          See accompanying notes to consolidated financial statements.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

    The Company

  HNC Software Inc. (the "Company") develops, markets and supports intelligent client-server software solutions for mission-critical decision applications in real-time environments. The Company also performs contract research and development using neural networks and other computational intelligence methods.

    Basis of Presentation

  The consolidated financial statements and related notes give retroactive effect to the mergers on August 30, 1996 with Risk Data Corporation ("RDC") and on November 29, 1996 with Retek Distribution Corporation ("Retek"), for all periods presented, accounted for as poolings of interests. RDC is an insurance information technology services firm engaged in the business of developing and marketing analytical benchmarking and risk management software products primarily for insurance carriers, state insurance funds and third party administrators. Retek develops, markets and installs inventory management system software primarily for customers in the retail industry.

  The consolidated balance sheet as of December 31, 1996 and 1995 includes the accounts of RDC and Retek as of December 31, 1996 and 1995. The consolidated statements of income, of cash flows and of changes in stockholders' equity (deficit) for each of the three years in the period ended December 31, 1996 include the results of RDC and Retek for the years then ended. The term "Company" as used in these consolidated financial statements refers to HNC Software Inc. and its subsidiaries, including RDC and Retek.

  No adjustments to conform accounting methods were required. Certain amounts have been reclassified with regard to presentation of the financial information of the two companies. Revenues and net income (loss) for each of the previously separate companies for the periods prior to their acquisitions are as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                        NINE MONTHS ENDED        SIX MONTHS ENDED   ----------------------
                                        SEPTEMBER 30, 1996         JUNE 30, 1996       1995        1994
                                        ------------------      ----------------    ---------  -----------
                                           (unaudited)             (unaudited)
    Revenues:
         HNC    . . . . . . . .            $31,423                $16,478             $25,174      $16,473
         RDC    . . . . . . . .                  -                  2,600               4,577        4,201
         Retek    . . . . . . .              5,635                  3,377                 921            -
                                         ---------              ---------           ---------    ---------
                                           $37,058                $22,455             $30,672      $20,674
                                         =========              =========           =========    =========

    Net income (loss):
         HNC    . . . . . . . .          $     975              $   1,780           $   4,457    $   1,923
         RDC    . . . . . . . .                 -                  (2,184)             (1,952)      (1,375)
         Retek    . . . . . . .                 93                     43                (382)           -
                                         ---------              ---------           ---------    ---------
                                         $   1,068              $    (361)          $   2,123    $     548
                                         =========              =========           =========    =========

    Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


   Financial Statement Preparation

   The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents

  Cash equivalents are highly liquid investments and consist of investments in money market accounts and commercial paper purchased with maturities of three months or less.

    Investments

  Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. As of and for the year ended December 31, 1994 based upon the Company's intent and ability, the Company classified such securities in the held-to-maturity category and recorded these securities at amortized cost, which approximated market value. As of December 31, 1995, the Company reassessed its intent and ability with respect to these securities. As a result of this reassessment, the Company reclassified all securities as "available for sale" and accounts for them accordingly on a prospective basis. Available for sale securities are carried at fair value with unrealized gains or losses related to these securities included in stockholders' equity in the Company's consolidated balance sheet.

   Property and Equipment

  Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets of three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the related leases. Repair and maintenance costs are charged to expense as incurred.

    Software Costs

  Software costs are recorded at cost and amortized over their estimated useful lives of 36 to 42 months. Software costs are comprised of purchased software and other rights which are recorded at the lower of cost or net realizable value. At December 31, 1996 and 1995, software costs of $2,561 and $0, respectively, are included in other assets in the consolidated balance sheet net of accumulated amortization of $642 and $0, respectively.

  Software product development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of cost or net realizable value. Through December 31, 1996, no significant amounts were expended subsequent to reaching technological feasibility.

   Long-Lived Assets

  The Company investigates potential impairments of long-lived assets, certain identifiable intangibles and associated goodwill, on an exception basis, when events or changes in circumstances have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. No such impairments of long-lived assets existed through December 31, 1996.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


   Stock-Based Compensation

  The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense (Note 10).

    Revenue Recognition

  Revenue from long-term software license agreements is generally recognized ratably over the respective license periods. Revenue from licenses of the Company's software for which there are no significant continuing obligations and collection of the related receivables is probable is recognized on delivery of the software and acceptance by the customer.

  Revenue from software installation and contract services is generally recognized as the services are performed using the percentage of completion method based on costs incurred to date compared to total estimated costs at completion. Amounts received in advance of performance under contracts are recorded as deferred revenue and are generally recognized within one year from receipt. Contract losses are recorded as a charge to income in the period such losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs under government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Through 1990, indirect government contract costs have been agreed upon with government representatives. Revenues from government contracts have been recorded in amounts that are expected to be realized upon final settlement.

  Revenue from product sales, which is included in contracts and other revenue, is recognized upon shipment to the customer.

    Income Taxes

  Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount "more likely than not" to be realized in future tax returns. Tax rate changes are reflected in income during the period such changes are enacted.

   Foreign Currency Translation

  The financial statements of the Company's international operations are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income and are not material.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    Diversification of Credit Risk

  The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents, investments and trade accounts receivable which are generally not collateralized. The Company's policy is to place its cash, cash equivalents and investments with high credit quality financial institutions and commercial companies and government agencies in order to limit the amount of its credit exposure. The Company's software license and installation agreements and commercial development contracts are primarily with customers in the financial services, insurance and retail industries. The Company maintains reserves for potential credit losses.

  During 1996, 1995 and 1994, sales under prime and subcontracts with the federal government represented 3.0%, 7.3%, and 11.3%, respectively, of the Company's total revenues. One domestic customer accounted for 11.4%, 12.4% and 11.6% of total revenues in 1996, 1995 and 1994, respectively. Revenues from international customers, primarily in Western Europe and Canada, were approximately 23.5%, 17.9%, and 11.4% of total revenues in 1996, 1995 and 1994, respectively.

    Disclosures about fair value of financial instruments

  The carrying amounts of cash and cash equivalents, accrued liabilities, the bank line of credit and notes payable to stockholders approximate fair value because of the short term maturities of these financial instruments. The carrying amounts of capital lease obligations approximate their fair values based on interest rates currently available to the Company for borrowings with similar terms and maturities.

    Reincorporation and stock split

  In May 1995, the stockholders approved an Agreement and Plan of Merger whereby the Company merged with and into a newly incorporated Delaware corporation ("HNC Delaware"), which is the surviving corporation. In conjunction with the merger, each share of the Company's common stock, preferred stock and options and warrants to purchase the Company's common stock was exchanged for one-half share of HNC Delaware's common stock, preferred stock and options and warrants to purchase HNC Delaware's common stock, at twice the exercise price for options and warrants. All references to share and per share amounts of common and preferred stock and other data in these financial statements have been retroactively restated to reflect the reincorporation.

  In April 1996, the Company consummated a two-for-one stock split effected in the form of a common stock dividend. All references in these consolidated financial statements to share and per share amounts have been adjusted to give retroactive effect to the stock split.

   Pro forma net income per share

  Pro forma net income per share is computed based on the weighted average number of common shares and common stock equivalents, using the treasury stock method, outstanding during the respective periods after giving retroactive effect to the conversion, which occurred upon the closing of the Company's initial public offering, of all outstanding shares of preferred stock into 8,957 shares of common stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all stock options granted from May 5, 1994 through June 26, 1995 have been included as outstanding for all periods prior to June 26, 1995 using the treasury stock method and the $7.00 initial public offering price per share. For periods prior to 1996, historical earnings per share are not presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the initial public offering.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

   Net income per share

  Net income per share is computed based on the weighted average number of common shares and common stock equivalents, using the treasury stock method, outstanding during the period.

    Reclassifications

   Certain prior year balances have been reclassified to conform to the current year presentation.


NOTE 2 -- ACQUISITIONS

  On August 30, 1996, the Company completed an acquisition of Risk Data Corporation ("RDC"). Under the terms of the acquisition, accounted for as a pooling of interests, the Company exchanged 1,891 common shares for all of the then outstanding shares of RDC preferred and common stock. All periods presented have been retroactively restated (Note 1).

  On November 29, 1996, the Company completed an acquisition of all of the outstanding shares of Retek Distribution Corporation. Under the terms of the acquisition, accounted for as a pooling of interests, the Company exchanged 1,367 common shares for all of Retek's then outstanding shares. All periods presented have been retroactively restated (Note 1).

  Transaction costs of $563 and $515 were incurred to complete the mergers with RDC and Retek, respectively. Transaction costs were charged to income as incurred and consisted primarily of investment banker, legal and accounting fees, and printing, mailing and registration expenses.


NOTE 3 -- COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                                                  DECEMBER 31,
                                                                                        --------------------------------
                                                                                          1996                    1995
                                                                                        --------------------------------
  Accounts receivable, net:
         Billed   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $   10,156            $    4,048
         Unbilled   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                9,299                 2,955
         Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  636                   496
                                                                                        ----------            ----------
                                                                                            20,091                 7,499
  Less allowance for doubtful accounts    . . . . . . . . . . . . . . . . . .                 (623)                 (503)
                                                                                        ----------            ----------
                                                                                        $   19,468            $    6,996
                                                                                        ==========            ==========

  Unbilled amounts represent revenue recorded in excess of amounts billable pursuant to contract provisions and generally become billable at contractually specified dates or upon the attainment of milestones. Unbilled amounts are expected to be realized within one year.

                                                                                                   DECEMBER 31,
                                                                                        -------------------------------
                                                                                           1996                 1995
                                                                                        -------------------------------
  Property and equipment, net:
         Computer equipment   . . . . . . . . . . . . . . . . . . . . . . . .           $    8,409           $    4,934
                                                                                        ----------           ----------
         Furniture and fixtures   . . . . . . . . . . . . . . . . . . . . . .                1,884                1,268
         Leasehold improvements   . . . . . . . . . . . . . . . . . . . . . .                  273                 167.
                                                                                        ----------           ----------
                                                                                            10,566                6,369
  Less accumulated depreciation and amortization    . . . . . . . . . . . . .               (4,600)              (2,378)
                                                                                        ----------           ----------
                                                                                        $    5,966           $    3,991
                                                                                        ==========           ==========

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               DECEMBER 31,
                                                                                     --------------------------------
                                                                                        1996                  1995
                                                                                     --------------------------------
  Accrued liabilities:
         Payroll and related benefits   . . . . . . . . . . . . . . . . . . .        $    1,457            $    1,126
         Vacation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               673                   435
         Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,928                 1,257
                                                                                     ----------            ----------
                                                                                     $    4,058            $    2,818
                                                                                     ==========            ==========


NOTE 4 -- INVESTMENTS

  At December 31, 1996 and 1995, the amortized cost and estimated fair value of investments available for sale were as follows:

                                                                                   DECEMBER 31, 1996
                                                       ---------------------------------------------------------------
                                                       AMORTIZED           UNREALIZED        UNREALIZED       FAIR
                                                            COST              GAINS             LOSSES        VALUE
                                                       ---------------------------------------------------------------
  Current:
  U.S. government and federal agencies    . . . . . .      $ 1,999              $ -                  $ (2)     $ 1,997
                                                        ----------           ----------        ----------   ----------
  U.S. corporate debt   . . . . . . . . . . . . . . .        3,149                -                    (6)       3,143
  Foreign corporate debt    . . . . . . . . . . . . .        2,216                -                    (3)       2,213
                                                        ----------           ----------        ----------   ----------
                                                             7,364                -                   (11)       7,353
                                                        ----------           ----------        ----------   ----------
  Non-current:
  U.S. government and federal agencies    . . . . . .      $16,213              $ -                  $(36)     $16,177
  Foreign government debt   . . . . . . . . . . . . .        1,006                -                    (2)       1,004
  U.S. corporate debt   . . . . . . . . . . . . . . .        1,702                -                    (8)       1,694
  Foreign corporate debt    . . . . . . . . . . . . .          502                -                    (2)         500
                                                        ----------           ----------        ----------   ----------
                                                            19,423                -                   (48)      19,375
                                                        ----------           ----------        ----------   ----------
                                                           $26,787              $ -                  $(59)     $26,728
                                                        ==========           ==========        ==========   ==========

                                                                             DECEMBER 31, 1995
                                                        -------------------------------------------------------------
                                                         AMORTIZED       UNREALIZED          UNREALIZED       FAIR
                                                           COST            GAINS                LOSSES        VALUE
                                                        ----------       ----------          ----------    ----------
  Current:
  U.S. government and federal agencies    . . . . . .      $ 1,481             $  9                 $ -       $ 1,490
  Foreign government debt   . . . . . . . . . . . . .        1,017                2                   -         1,019
  U.S. corporate debt   . . . . . . . . . . . . . . .        8,870               45                   -         8,915
  Foreign corporate debt    . . . . . . . . . . . . .        3,164                2                   -         3,166
                                                        ----------       ----------          ----------    ----------
                                                            14,532               58                   -        14,590
                                                        ----------       ----------          ----------    ----------
  Non-current:
  Foreign government debt   . . . . . . . . . . . . .      $ 1,019                2                   -         1,021
  U.S. corporate debt   . . . . . . . . . . . . . . .        7,077               32                   -         7,109
  Foreign corporate debt    . . . . . . . . . . . . .          206              -                     -           206
                                                        ----------       ----------          ----------    ----------
                                                             8,302               34                   -         8,336
                                                        ----------       ----------          ----------    ----------
                                                           $22,834              $92                 $ -       $22,926
                                                        ==========       ==========          ==========    ==========

  Maturities for non-current investments in securities range from one to two years. Included in the Company's 1995 income statement is a realized gain in the amount of $3 related to the sale of held-to-maturity securities with an aggregate amortized cost in the amount of $2,464. No significant gains or losses were recognized during the year ended December 31, 1996. The cost of securities sold is determined by the specific identification method.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5 -- NOTES PAYABLE

  The Company has a Loan and Security Agreement with a bank which provides for a $5,000 revolving line of credit through July 10, 1997. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth and also restricts the Company's ability to pay cash dividends and repurchase stock without the bank's consent. At December 31, 1996 and 1995, the Company had $0 outstanding under the revolving line of credit. Any borrowings under the agreement will be collateralized by substantially all of the Company's assets. Interest is payable monthly at the bank's prime rate, which was 8.25% at December 31, 1996.

  The RDC credit facility was comprised of a revolving line of credit secured by eligible accounts receivable as well as a bridge loan which was secured by the guarantees of certain stockholders. The revolving line of credit matured on January 5, 1997. The bridge loan matured on September 5, 1996. All outstanding amounts were repaid during 1996 and neither credit facility was renewed.

  During 1995, the preferred stockholders of RDC loaned the Company $1,000 under subordinated note agreements (secured by the assets of RDC but subordinated to borrowings under the RDC line of credit) bearing interest at 9%. All outstanding amounts were repaid during 1996.


NOTE 6 -- LEASES

  At December 31, 1996, the Company is obligated under noncancelable operating leases for its facilities and certain equipment through 2003 as follows:

                                                                                     NET FUTURE
                            FUTURE MINIMUM           LESS SUBLEASE                  MINIMUM LEASE
                            LEASE PAYMENTS               INCOME                        PAYMENTS
                          ------------------       -----------------              --------------------
     1997                         $1,943                    $212                        $1,731
     1998                          1,539                     192                         1,347
     1999                          1,189                     149                         1,040
     2000                          1,211                    -                            1,211
     2001                          1,249                    -                            1,249
     thereafter                    1,787                    -                            1,787

  The lease for the Company's corporate headquarters provides for scheduled rent increases and an option to extend the lease for five years with certain changes to the terms of the lease agreement and a refurbishment allowance. Rent expense under operating leases for the years ended December 31, 1996, 1995, and 1994 was approximately $1,340, $1,192, and $898, respectively, net of sublease income of $125, $83 and $40, respectively.

  RDC maintains a lease line of credit with a leasing company for the acquisition of equipment under capital lease arrangements. Future minimum payments are as follows:

         1997   . . . . . . . . . . . . . . . . . . . . .                       $ 475
         1998 . . . . . . . . . . . . . . . . . . . . . .                         232
         1999 . . . . . . . . . . . . . . . . . . . . . .                          66
                                                                              -------
                                                                                  773
         Less amounts representing interest   . . . . . .                        (110)
                                                                              -------
         Capital lease obligations  . . . . . . . . . . .                         663
         Less current portion   . . . . . . . . . . . . .                        (399)
                                                                              -------
                                                                                $ 264
                                                                              =======

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The gross value of assets under capital leases at December 31, 1996 and 1995 was $1,481 and $2,186 and accumulated amortization was $599 and $572, respectively. Amortization expense for assets acquired under capital leases is included in depreciation expense.


NOTE 7 -- LICENSE OF CHARACTER RECOGNITION TECHNOLOGY

  In November 1992, the Company entered into an agreement that granted Mitek a license to use certain character recognition technology developed by the Company. The agreement provided for the Company to receive an initial license and support fee payment of $1,350 and an additional license and support fee based on a percentage of Mitek's revenue from the sale of character recognition products through November 1995. The agreement also required that the Company sell certain proprietary computer boards to Mitek at a substantial discount from normal sales prices, but in excess of cost, and provide ongoing engineering and technical support over the agreement period, which ended during November 1995. As the Company had a significant continuing obligation under this agreement, the initial license and support fee received thereunder was deferred on receipt and recognized as revenue over the performance period based on estimated sales of proprietary computer boards. The additional license and support fees were recognized as a percentage of actual Mitek revenues pursuant to the agreement.

  Revenue recognized pursuant to this agreement, which is included in "contracts and other" in the consolidated statement of income, is summarized as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------
                                                                                      1995               1994
                                                                                    --------           --------
         Initial license fee    . . . . . . . . . . . . . . . . . . . . .           $     47           $    295
         Additional license and support fee   . . . . . . . . . . . . . .                314                476
         Computer board sales   . . . . . . . . . . . . . . . . . . . . .                527                657
                                                                                    --------           --------
                                                                                    $    888           $  1,428
                                                                                    ========           ========


NOTE 8 -- CAPITAL STOCK

   During June 1995, the Company completed its initial public offering for sale of 5,175 shares of common stock (of which 2,375 shares were sold by the Company and 2,800 shares were sold by certain selling stockholders) at a price to the public of $7.00 per share, which resulted in net proceeds to the Company of $15,461 after the payment of underwriters' commissions but before the deduction of offering expenses. Upon the closing of the Company's initial public offering, all outstanding shares of Series A, B, C, D, and E convertible preferred stock were automatically converted into shares of common stock at their then effective conversion prices. Upon conversion, the preferred stockholders were no longer entitled to any undeclared cumulative dividends and all class voting rights terminated.

   During December 1995, the Company completed a secondary public offering for sale of 3,000 shares of common stock (of which 1,116 shares were sold by the Company and 1,884 shares were sold by certain selling stockholders) at a price to the public of $18.50 per share, which resulted in net proceeds to the Company of $19,606 after the payment of underwriters' commissions but before the deduction of offering expenses.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The Board of Directors is authorized to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to the rights of the holders of any Preferred Stock that may be issued in the future.


NOTE 9 -- INCOME TAXES

  Income (loss) before income tax benefit was taxed under the following jurisdictions:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------------
                                                                                  1996             1995          1994
                                                                               ----------------------------------------
             Domestic   . . . . . . . . . . . . . . . . . . . . . . . . . .    $   3,008         $  1,746     $      93
             Foreign    . . . . . . . . . . . . . . . . . . . . . . . . . .        2,760             (198)            -
                                                                               ---------         --------     ---------
                                                                               $   5,768         $  1,548     $      93
                                                                               =========         ========     =========

  The income tax provision (benefit) is summarized as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                ---------       ---------    ---------
                                                                                  1996             1995         1994
                                                                                ---------        --------    ---------
         Current:
             Federal    . . . . . . . . . . . . . . . . . . . . . . . . . .     $   1,132        $     97    $      17
             State    . . . . . . . . . . . . . . . . . . . . . . . . . . .           137              76           28
             Foreign    . . . . . . . . . . . . . . . . . . . . . . . . . .            51             -            -
         Deferred:
             Federal    . . . . . . . . . . . . . . . . . . . . . . . . . .        (1,569)           (521)        (425)
             State    . . . . . . . . . . . . . . . . . . . . . . . . . . .           (63)           (183)         (75)
             Foreign    . . . . . . . . . . . . . . . . . . . . . . . . . .          (296)            (44)           -
                                                                                ---------        --------    ---------
                                                                                $    (608)       $   (575)   $    (455)
                                                                                =========        ========    =========

  Deferred tax assets are summarized as follows:

                                                                                                   DECEMBER 31,
                                                                                        -------------------------------
                                                                                           1996                  1995
                                                                                        -------------------------------
         Taxable pooling basis difference   . . . . . . . . . . . . . . . .             $  18,397              $     -
         Net operating loss carryforwards   . . . . . . . . . . . . . . . .                 8,587                 2,902
         Tax credit carryforwards   . . . . . . . . . . . . . . . . . . . .                 1,878                 1,370
         Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   504                   493
                                                                                        ---------              --------
         Gross deferred tax assets    . . . . . . . . . . . . . . . . . . .                29,366                 4,765
         Deferred tax asset valuation allowance   . . . . . . . . . . . . .                     -                (2,717)
                                                                                        ---------              --------
             Net deferred tax asset   . . . . . . . . . . . . . . . . . .               $  29,366              $  2,048
                                                                                        =========              ========

  At December 31, 1994, the Company provided a deferred tax asset valuation allowance for deferred tax assets which management determined were "more likely than not" unrealizable based on trends in operating results after eliminating the effects of non-recurring revenue (Note 7). During 1995, the Company released the valuation allowance related to HNC's deferred tax assets based on management's assessment that it was more likely than not that the Company would realize a portion of those assets in future periods due to improvements in HNC's operating results. During 1996, the Company released the valuation allowances related to RDC and Retek deferred tax assets based on management's assessment that it was more likely than not that the Company would realize those assets in future periods due to improvements in the operating results of those subsidiaries.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  During 1996 and 1995, the Company realized certain tax benefits related to stock option plans in the amount of $7,889 and $800, respectively. The benefit from the stock option tax deduction is credited directly to paid-in capital.

  In connection with the acquisition of Retek, the Company made an Internal Revenue Code Section 338 election for federal and state tax purposes, resulting in the treatment of the acquisition as a taxable transaction, whereby the tax bases of the acquired assets and liabilities were adjusted to their fair values as of the date of the acquisition. As the purchase price exceeded the carrying value of the net assets acquired by approximately $46,000, the Company recorded a deferred tax asset in the amount of $18,397.

  A reconciliation of the income tax benefit to the amount computed by applying the statutory federal income tax rate to income before income tax provision is summarized as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------
                                                                                  1996             1995         1994
                                                                               --------------------------------------
         Amounts computed at statutory federal rate   . . . . . . . . . . . .  $   1,961         $    526    $     32
         Release of valuation allowance   . . . . . . . . . . . . . . . . . .     (2,717)          (2,223)     (1,008)
         Tax credit carryforwards generated   . . . . . . . . . . . . . . . .       (334)             (68)        (51)
         Losses without tax benefit   . . . . . . . . . . . . . . . . . . . .        -                794         468
         Separate return impact of acquired businesses    . . . . . . . . . .       (154)             -           -
         Acquisition expenses not tax deductible    . . . . . . . . . . . . .        367              -           -
         State income tax expense   . . . . . . . . . . . . . . . . . . . . .        480              401          28
         Foreign net operating loss carryforwards generated   . . . . . . . .       (296)             (44)        -
         Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         85               39          76
                                                                               ---------         --------    --------
             Income tax benefit   . . . . . . . . . . . . . . . . . . . . . .  $    (608)        $   (575)   $   (455)
                                                                               =========         ========    ========

  At December 31, 1996, the Company had federal, state and foreign net operating loss carryforwards of approximately $22,300, $10,800 and $800, respectively. The federal and state net operating loss carryforwards expire from 1997 to 2011. The foreign net operating loss carryforwards expire from 2002 to 2003. The Company also has approximately $1,400 of federal research and development credit carryforwards, which expire from 2000 to 2011, $400 of state research and development credit carryforwards, which have no expiration date, and $100 of foreign tax credit carryforwards, which expire from 1999 to 2000. Certain of these net operating loss and research and development credit carryforwards generated by RDC and Retek prior to their acquisitions by HNC are subject to annual limitations on their utilization and also are limited to utilization solely by the Company which generated them. Should a substantial change in HNC's ownership occur, as defined by the Tax Reform Act of 1986, there will be an annual limitation on the utilization of net operating loss and research and development credit carryforwards.


NOTE 10 -- EMPLOYEE BENEFIT PLANS

  During 1987, the Company adopted the 1987 Stock Option Plan whereby 2,500 shares of the Company's common stock were reserved for issuance pursuant to nonqualified and incentive stock options to its officers, directors, key employees and consultants. The plan, as amended, is administered by the Board of Directors or its designees and provides generally that, for incentive stock options and nonqualified stock options, the exercise price must not be less than the fair market value of the shares as determined by the Board of Directors at the date of grant. The options expire no later than ten years from the date of grant and may be exercised in installments based upon stipulated timetables (not in excess of seven years). At December 31, 1996, options to purchase 545 shares were exercisable.

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  During 1995, the Company adopted the 1995 Directors Stock Option Plan (the "Directors Plan"), the 1995 Equity Incentive Plan (the "Incentive Plan") and the 1995 Employee Stock Purchase Plan (the "Purchase Plan"). For purposes of the discussion contained in the three paragraphs below, "fair market value" means the closing price of the Company's Common Stock on the Nasdaq National Market on the grant date.

  The Directors Plan provides for the issuance of up to 300 nonqualified stock options to the Company's outside directors. Under the provisions of the Directors Plan, options to purchase 25 shares of the Company's common stock are granted to outside directors upon their respective dates of becoming members of the Board of Directors and 10 additional options will be granted on each anniversary of such dates. Options under the Directors Plan are granted at the fair market value of the stock at the grant date and vest at specific times over a four-year period. At December 31, 1996, options to purchase 40 shares were exercisable.

  The Incentive Plan provides for the issuance of up to 2,800 shares of the Company's common stock in the form of nonqualified or incentive stock options, restricted stock or stock bonuses. In addition, any shares remaining unissued under the 1987 Stock Option Plan on the effective date of the Incentive Plan, and any shares issuable upon exercise of options granted pursuant to the 1987 Stock Option Plan that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for issuance under the 1987 Stock Option Plan but will be available for issuance under the Incentive Plan. Nonqualified stock options and restricted stock may be awarded at a price not less than 85% of the fair market value of the stock at the date of the award. Incentive stock options must be awarded at a price not less than 100% of the fair market value of the stock at the date of the award, or 110% of fair market value for awards to more than 10% stockholders. Options granted under the Incentive Plan may have a term of up to 10 years. The Company has the discretion to provide for restrictions and the lapse thereof in respect of restricted stock awards, and options typically vest at the rate of 25% of the total grant per year over a four-year period. However, the Company may, at its discretion, implement a different vesting schedule with respect to any new stock option grant. At December 31, 1996, 58 shares were exercisable under the Incentive Plan.

  The Purchase Plan provides for the issuance of a maximum of 400 shares of common stock. Each purchase period, eligible employees may designate between 2% and 10% of their cash compensation, subject to certain limitations, to be deducted from their pay for the purchase of common stock under the Purchase Plan. The purchase price of the shares under the Purchase Plan is equal to 85% of the lesser of the fair market value per share, as defined by the Purchase Plan, on the first day of the twelve-month offering period or the last day of each six-month purchase period. Approximately 65% of eligible employees have participated in the Plan in the last two years. Under the Purchase Plan, the Company sold 94 shares to employees in 1996.

  RDC's stock option plan is administered by HNC's Board of Directors. All outstanding RDC options were converted into options to purchase HNC common stock and adjusted to give effect to the exchange ratio (Note 2). No changes were made to the terms of the RDC options in connection with the exchange. Options granted under the RDC stock option plan generally vest at the rate of 25% of the total grant per year over a four-year period and expire 10 years after the date of grant. At December 31, 1996, 63 shares were exercisable under the RDC plan.

  Retek's stock options are administered by HNC's Board of Directors. All outstanding Retek options were converted into options to purchase the Company's common stock and adjusted to give effect to the exchange ratio (Note 2). No changes were made to the terms of the Retek options in connection with the exchange. Options granted vest ratably over periods from one to four years and have a term of up to 10 years. At December 31, 1996, options to purchase 28 shares were exercisable.

  Transactions under the Company's stock option and purchase plans during the years ended December 31, 1996 and 1995, including options under the RDC stock option plan and options under the Retek stock option plan but excluding options to purchase stock of a subsidiary of the Company, Aptex Software Inc. ("Aptex"), are summarized as follows:

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                         YEAR ENDED DECEMBER 31,
                                                                 1996                             1995
                                                      --------------------------         -----------------------
                                                                 WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                                        SHARES    EXERCISE PRICE         SHARES  EXERCISE PRICE
                                                      --------------------------         -----------------------
  Outstanding at beginning of year    . . . . . . . .     2,722          $  2.87            2,081         $ 0.49
         Options granted    . . . . . . . . . . . . .     1,591            28.84            1,101           6.67
         Options exercised    . . . . . . . . . . . .    (1,140)             .96             (207)          0.41
         Options canceled   . . . . . . . . . . . . .      (150)           17.77             (253)          1.75
                                                       --------                          --------
  Outstanding at end of year    . . . . . . . . . . .     3,023            16.53            2,722           2.87
                                                      =========                          ========
  Options exercisable at end of year    . . . . . . .       734                             1,427
  Weighted average fair value of options granted
         during the year    . . . . . . . . . . . . .    $16.94                            $ 4.64

  The following table summarizes information about employee stock options outstanding at December 31, 1996:

                                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                   -----------------------------------------------------   ----------------------------------
                        NUMBER         WEIGHTED AVERAGE     WEIGHTED            NUMBER           WEIGHTED
     RANGE OF       OUTSTANDING AT         REMAINING         AVERAGE        OUTSTANDING AT        AVERAGE
 EXERCISE PRICES   DECEMBER 31, 1996   CONTRACTUAL LIFE   EXERCISE PRICE   DECEMBER 31, 1996   EXERCISE PRICE
----------------   -----------------   ----------------   --------------   -----------------   --------------
$ 0.02 to $ 0.92           554            4.66 years          $  0.35               475            $  0.30
  1.00 to   3.00           607                 8.10              2.67               157               2.67
  4.50 to  21.38           505                 8.73             13.06                92              10.91
 21.50 to  30.25           510                 9.38             26.64                 1              22.55
 30.50 to  30.75           568                 9.73             30.68                 9              30.75
 30.81 to  49.50           279                 9.47             37.81                 -                  -
                        ------                                                   ------
$ 0.02 to $49.50         3,023                 8.23             16.53               734               2.55
                        ======                                                   ======

  During 1996, Aptex adopted the 1996 Equity Incentive Plan (the "Equity Plan") whereby 2,000 shares of Aptex common stock were reserved for issuance pursuant to nonqualified and incentive stock options and restricted stock awards. The plan is administered by the Board of Directors of Aptex or its designees and provides generally that nonqualified stock options and restricted stock may be awarded at a price not less than 85% of the fair market value of the stock at the date of the award. Incentive stock options must be awarded at a price not less than 100% of the fair market value of the stock at the date of the award, or 110% of fair market value for awards to more than 10% stockholders. Options granted under the Incentive Plan may have a term of up to 10 years. The Company has the discretion to provide for restrictions and the lapse thereof in respect of restricted stock awards, and options typically vest at the rate of 25% of the total grant per year over a four-year period. However, the Company may, at its discretion, implement a different vesting schedule with respect to any new stock option grant. No options granted under the Equity Plan were exercisable at December 31, 1996.

  The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation. No compensation expense has been recognized for its employee stock option grants, which are fixed in nature, as the options have been granted at fair market value. No compensation expense has been recognized for the Purchase Plan. Had compensation cost for the Company's stock-based compensation awards issued during 1996 and 1995 been determined based on the fair value at the grant dates of awards consistent with the method of Financial Accounting Standards Board Statement No. 123, the Company's net income and pro forma net income per share would have been reduced to the pro forma amounts indicated below:

                               HNC SOFTWARE INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                   --------------------------
                                                                                      1996            1995
                                                                                   ---------        ---------
         Net income:
             As reported    . . . . . . . . . . . . . . . . . . . . . . . . .       $ 6,376            $2,123
             Pro forma    . . . . . . . . . . . . . . . . . . . . . . . . . .         2,137             1,549
         Net income per share:
             As reported    . . . . . . . . . . . . . . . . . . . . . . . . .        $  .31            $  .13
             Pro forma    . . . . . . . . . . . . . . . . . . . . . . . . . .           .11               .09

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the years ended December 31, 1996 and 1995, respectively: dividend yield of 0.0% for both years, risk-free interest rates of 6.03% and 6.29%, expected volatility of 70% and 75%, and expected lives of
3.5 years for both years. The fair value of the employees' purchase rights pursuant to the Purchase Plan is estimated using the Black-Scholes model with the following assumptions: dividend yield of 0.0% for both years, risk-free interest rates of 5.36% and 5.66%, expected volatility of 70% and 75%; and an expected life of 6 months for both years. The weighted-average fair value of those purchase rights granted in 1996 and 1995 was $9.61 and $2.75, respectively.

  The fair value of each option granted under the Equity Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year ended December 31, 1996: dividend yield of 0.0%, risk-free interest rate of 6.42%, expected volatility of 90%, and an expected life of 9.25 years. Options to purchase 704 shares were granted during 1996 at a weighted average exercise price of $0.03 per share. The weighted average fair value of options granted during the year was $0.03 per share. At December 31, 1996, there were 704 options outstanding under the Equity Plan with a weighted average exercise price of $0.03 per share and a weighted average remaining contractual life of 9.74 years.


NOTE 11 -- CONTINGENCIES

  Various claims arising in the course of business, seeking monetary damages and other relief, are pending. The amount of the liability, if any, from such claims, cannot be determined with certainty; however, in the opinion of management, the ultimate liability for such claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made in this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any underwriter, dealer or agent. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                        --------------------------------
                                TABLE OF CONTENTS
                        --------------------------------


                                                                           Page
                                                                           ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Incorporation of Certain Documents
   by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . .   12
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .   13
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
Index to Consolidated Financial Statements  . . . . . . . . . . . . . . .   F-1


                         --------------------------------



                                1,367,196 SHARES


                               HNC SOFTWARE INC.





                                  COMMON STOCK


                                 ______________

                                   PROSPECTUS
                                 ______________



                               ____________, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
         The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee . . . . . . . . . . . . . . . .        $10,513
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,500
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,000
                                                                                         ---------
    Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $28,013
                                                                                         =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit);
(iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; (v) the Registrant may not retroactively amend the Bylaw provisions in a way that adversely affects the indemnification provided thereunder.

               The Registrant's policy is to enter into indemnity agreements with each of its directors and executive officers The indemnity agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement;
(iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of 16(b) of the Exchange Act and related laws and regulations; (iv) on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of the Registrant; (v) on account of any criminal action or proceeding arising out of conduct that the indemnified party had reasonable cause to believe was unlawful; or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

               The indemnity agreement requires a director or executive officer to reimburse the Registrant for expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, his or her indemnity agreement or otherwise to be indemnified for such expenses. The indemnity agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law, or otherwise.

               The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

               The indemnity agreements require the Registrant to maintain director and official liability insurance to the extent readily available. The Registrant currently carries a director and officer insurance policy.

ITEM 16.  EXHIBITS.

         The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                                    EXHIBIT TITLE
-------                                   -------------

 2.01        --     Exchange Agreement dated October 25, 1996 by and among the
                    Registrant, Retek Distribution Corporation, the Mulberry
                    Trust and the Kulmor Trust.(1)

 4.01       --      Third Amended Registration Rights Agreement dated March 10,
                    1993, as amended.(2)

 4.02        --     Registration Rights Agreement dated as of August 30, 1996
                    by and among the Registrant and the former shareholders of Risk Data Corporation.(3)

 4.03        --     Registration Rights Agreement dated as of October 25, 1996 by and among the Registrant, the Mulberry Trust and the Kulmor Trust, as amended.(1)

 4.04        --     Amendment No. 1 to Registration Rights Agreement dated
                    February 24, 1997 among the Registrant, the Mulberry Trust, the Kulmor Trust, Miurkirk Investments Ltd. and Oyster
                    Pursuits Ltd.

 4.05        --     Registrant's Restated Certificate of Incorporation.(4)

 4.06        --     Registrant's Bylaws, as amended.(4)

 4.07       --      Specimen Certificate for shares of Common Stock of the
                    Registrant.(2)

 5.01        --     Opinion of Fenwick & West LLP regarding the legality of the securities being issued.

23.01        --     Consent of Price Waterhouse LLP, Independent Accountants.

23.02        --     Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01        --     Power of Attorney (see page II-4).

________________

(1) Incorporated by reference to the Company's report on Form 8-K filed December 12, 1996.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-91932) filed on May 5, 1995 and as subsequently amended.

(3) Incorporated by reference to the Company's report on Form 8-K filed September 12, 1996.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 as originally filed on August 13, 1996.

ITEM 17.         UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses
(i) and (ii) do not apply if the information required to be included in a post-effective amendment by sections (i) and (ii) is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                 (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all for the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 3rd day of March, 1997.



                                          HNC SOFTWARE INC.

                                          By:  /s/ Raymond V. Thomas
                                             ----------------------------------
                                             Raymond V. Thomas
                                             Chief Financial Officer



                               POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Robert L. North and Raymond V. Thomas, and each of them, his attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                        TITLE                            DATE
---------                        -----                            -------------
PRINCIPAL EXECUTIVE OFFICER:

/s/ Robert L. North              President, Chief Executive       March 3, 1997
----------------------------     Officer and Director
Robert L. North

PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:

/s/ Raymond V. Thomas            Vice President, Finance and      March 3, 1997
----------------------------     Administration, Chief Financial
Raymond V. Thomas                Officer and Secretary


ADDITIONAL DIRECTORS:

/s/ Edward K. Chandler           Director                         March 3, 1997
----------------------------
Edward K. Chandler


/s/ Oliver D. Curme              Director                         March 3, 1997
----------------------------
Oliver D. Curme


/s/ Roger L. Evans               Director                         March 3, 1997
----------------------------
Roger L. Evans

/s/ Thomas F. Farb               Director                         March 3, 1997
----------------------------
Thomas F. Farb

/s/ Charles H. Gaylord, Jr.      Director                         March 3, 1997
----------------------------
Charles H. Gaylord, Jr.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------

 2.01        --     Exchange Agreement dated October 25, 1996 by and among the
                    Registrant, Retek Distribution Corporation, the Mulberry
                    Trust and the Kulmor Trust.(1)

 4.01       --      Third Amended Registration Rights Agreement dated March 10,
                    1993, as amended.(2)

 4.02        --     Registration Rights Agreement dated as of August 30, 1996
                    by and among the Registrant and the former shareholders of Risk Data Corporation.(3)

 4.03        --     Registration Rights Agreement dated as of October 25, 1996 by and among the Registrant, the Mulberry Trust and the Kulmor Trust, as amended.(1)

 4.04        --     Amendment No. 1 to Registration Rights Agreement dated
                    February 24, 1997 among the Registrant, the Mulberry Trust, the Kulmor Trust, Miurkirk Investments Ltd. and Oyster
                    Pursuits Ltd.

 4.05        --     Registrant's Restated Certificate of Incorporation.(4)

 4.06        --     Registrant's Bylaws, as amended.(4)

 4.07       --      Specimen Certificate for shares of Common Stock of the
                    Registrant.(2)

 5.01        --     Opinion of Fenwick & West LLP regarding the legality of the securities being issued.

23.01        --     Consent of Price Waterhouse LLP, Independent Accountants.

23.02        --     Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01        --     Power of Attorney (see page II-4).

27.01        --     Financial Data Schedule.

________________

(1)  Incorporated by reference to the Company's Form 8-K filed December 12,
     1996.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 33-91932) filed on May 5, 1995 and as subsequently amended.

(3)  Incorporated by reference to the Company's Form 8-K filed September 12,
     1996.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 as originally filed on August 13, 1996.